COMPAQ COMPUTER CORPORATION
BUSINESS OUTLOOK AND DISCUSSION OF FINANCIAL RESULTS
FOURTH QUARTER 2000

BUSINESS OUTLOOK

For the full year 2001, Compaq expects earnings per diluted common share growth of 20 to 25 percent (excluding special items) on revenue growth of 6 to 8 percent.

Looking forward to the first quarter of 2001, Compaq expects consolidated revenue of approximately $9.6 billion and earnings per diluted common share in line with consensus of approximately $0.21. For the first half of the year Compaq expects revenue growth of 3 to 5 percent.

DISCUSSION OF FINANCIAL RESULTS

SUMMARY

Excluding special items, Compaq reported revenue growth of 10 percent for both the fourth quarter and full year, while growing gross margins 1.5 and 0.9 percentage points, lowering operating expenses 1.1 and 3.2 percentage points, and driving net earnings increases of 83 percent and 242 percent, respectively.

REVENUE

Record fourth quarter and full year revenue benefited from strong growth in Enterprise Computing and international sales. Compaq reported fourth quarter and full year consolidated revenue of $11.5 billion and $42.4 billion, respectively, an increase of 10 percent over the comparable periods in the prior year. Adjusted for the effects of currency, revenue grew 19 percent and 15 percent for the quarter and year ended December 31, 2000, respectively, when compared to the prior year periods.

Consolidated revenue from products and services was as follows:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
Products	$ 9,783	$ 8,715	$ 35,667	$ 31,902
Services	1,743	1,763	6,716	6,623
	$ 11,526	$ 10,478	$ 42,383	$ 38,525

Services revenue consisted primarily of the sale of services by Compaq Global Services and certain other segments.

Consolidated revenue by business segment was as follows:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
Enterprise Computing	$ 4,111	$ 3,426	$ 14,316	$ 12,974
Compaq Global Services[1]	1,809	1,900	6,993	7,162
Commercial Personal Computing	3,474	3,133	13,136	12,185
Consumer	2,035	1,966	7,586	5,994
Other	97	53	352	210
	$ 11,526	$ 10,478	$ 42,383	$ 38,525

Consolidated revenue by geographic region was as follows:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
North America	$ 5,264	$ 4,788	$ 20,462	$ 18,027
Europe, Middle East and Africa	4,111	3,997	14,178	14,420
Asia-Pacific	684	543	2,470	2,006
Japan	622	456	2,230	1,630
Latin America	590	474	2,083	1,611
Greater China	255	220	960	831
	$ 11,526	$ 10,478	$ 42,383	$ 38,525

GROSS MARGIN

Stronger margins on higher revenue in Enterprise Computing and Commercial Personal Computing led to an overall improvement in gross margin. Consolidated gross margin of $2.7 billion and $10.0 billion (both 23.5 percent of revenue) for the quarter and year ended December 31, 2000, respectively, was an improvement of 1.3 and 0.9 percentage points over each of the comparable periods in 1999. Excluding special items, gross margin was 23.7 percent for the quarter, an increase of 1.5 percentage points over the prior year.

OPERATING EXPENSE

Continued reduction in operating expense reflects Compaq's intense focus on reducing its cost structure, which has been accomplished through restructuring actions initiated during 1998 and 1999 as well as other cost containment measures begun by management in the second half of 1999. Consolidated operating expense was $2.1 billion and $7.5 billion for the quarter and year ended December 31, 2000, respectively. Fourth quarter 2000 operating expense included an $81 million charge, primarily for the write-down of receivables of Compaq Direct (also known as Custom Edge Inc.). Excluding this charge, operating expense increased $65 million, or 3 percent, in the fourth quarter and decreased $527 million, or 7 percent, in the full year 2000 compared to the prior year periods. As a percentage of revenue, operating expense declined to 17.1 percent and 17.5 percent for the quarter and year ended December 31, 2000 (excluding the charge noted above), respectively, from 18.2 percent and 20.7 percent in the comparable prior year periods.

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[1] Compaq Global Services revenue included revenue from the sale of products made in connection with providing solutions and services to customers.

OTHER INCOME AND EXPENSE

Net other income and expense changed from income of $13 million and $1.1 billion in the quarter and year ended December 31, 1999, respectively, to a loss of $1.7 billion in each of the current year periods. The components of other (income) and expense were as follows:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
Investment (income) loss, net	$ 1,712	$ (75)	$ 1,568	$ (67)
Gain on sale of businesses	—	—	—	(1,182)
Interest and dividend income	(76)	(59)	(276)	(196)
Interest expense	69	64	273	211
Currency losses	11	37	75	136
Other (income) expense, net	17	20	24	22
	$ 1,733	$ (13)	$ 1,664	$ (1,076)

The investment loss for the fourth quarter of 2000 included a $1.7 billion impairment charge for certain equity investments judged to have experienced an other than temporary decline in value.

PROVISION FOR INCOME TAXES

The effective tax rate was 32 percent for the quarter and year ended December 31, 2000, compared to 23.7 percent and 39.1 percent for the comparable periods in 1999. Excluding the effects of special items, the fourth quarter 2000 tax rate was 30 percent. The higher effective tax rate for the full year 1999 was primarily due to the gain on sale of businesses and restructuring and related charges.

CONSOLIDATED EARNINGS

For the fourth quarter of 2000, Compaq's net income (excluding special items) was $515 million, or $0.30 per diluted common share, compared to $282 million, or $0.16 per diluted common share, in the prior year period. On a reported basis, Compaq's consolidated net loss was $672 million, or $(0.39) per diluted common share, for the fourth quarter of 2000, compared to consolidated net income of $332 million, or $0.19 per diluted common share, for the corresponding period in 1999.

For the full year 2000, Compaq's net income (excluding special items) was $1.7 billion, or $0.95 per diluted common share, compared to $486 million, or $0.28 per diluted common share, in the prior year. On a reported basis, Compaq's consolidated net income in both 2000 and 1999 full year periods was $569 million, or $0.33 and $0.34 per diluted common share for the years ended December 31, 2000 and 1999, respectively.

Special items included in results for the quarter ended December 31, 2000 were a $1.8 billion charge for write-down of assets - principally from downward market valuations in Compaq's CMGI investment, a gain on sales of equity securities of $21 million and a release of restructuring reserves of $86 million. Fourth quarter 1999 results included net investment income of $75 million.

Special items for the year ended December 31, 2000 included fourth quarter 2000 special items and net investment income of $144 million. Special items included in results for the year ended December 31, 1999 included a gain on sale of businesses of $1.2 billion, a charge for restructuring and related items of $868 million, net investment income of $67 million and a $42 million charge for AltaVista Company stock options.

Effective January 1, 2000, Compaq adopted Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB 101"), as amended, issued by the Securities and Exchange Commission in December 1999. Compaq's adoption of SAB 101 resulted in a change in the method of accounting for certain product shipments. The cumulative effect of this change was $26 million after tax and is shown as the cumulative effect of accounting change in Compaq's consolidated statement of income. This accounting change had virtually no effect on revenue or quarterly earnings during 2000.

SEGMENTS

During the second quarter of 2000, Compaq realigned the operations of its Enterprise Solutions and Services segment, which resulted in the formation of two reportable segments: Enterprise Computing and Compaq Global Services. Compaq's other two reportable segments are Commercial Personal Computing and Consumer. Financial data for prior periods has been restated to conform to the current presentation.

Segment financial data was as follows:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
Enterprise Computing				
Revenue	$ 4,111	$ 3,426	$ 14,316	$ 12,974
Operating income	722	439	2,140	1,201
Compaq Global Services				
Revenue	1,809	1,900	6,993	7,162
Operating income	241	275	944	1,148
Commercial Personal Computing				
Revenue	3,474	3,133	13,136	12,185
Operating income (loss)	113	(79)	289	(448)
Consumer				
Revenue	2,035	1,966	7,586	5,994
Operating income (loss)	(6)	69	170	262
Other				
Revenue	97	53	352	210
Operating income (loss)	(1)	(1)	27	(281)
Consolidated Segment Totals				
Revenue	$ 11,526	$ 10,478	$ 42,383	$ 38,525
Operating income	$ 1,069	$ 703	$ 3,570	$ 1,882

A reconciliation of consolidated segment operating income to consolidated income (loss) before income taxes was as follows:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
Consolidated segment operating income	$ 1,069	$ 703	$ 3,570	$ 1,882
Corporate and unallocated shared expenses	(410)	(281)	(1,117)	(1,156)
Restructuring and related activities	86	—	86	(868)
Other income (expense), net	(1,733)	13	(1,664)	1,076
Income (loss) before income taxes	$ (988)	$ 435	$ 875	$ 934

Enterprise Computing

Enterprise Computing designs, develops, manufactures and markets advanced computing and telecommunication products, including business-critical servers, industry-standard servers and storage products.

Revenue

Enterprise Computing revenue increased $685 million, or 20 percent, compared with the fourth quarter of 1999 and represented 36 percent of consolidated revenue during the quarter. For the full year 2000, revenue from this segment increased $1.3 billion, or 10 percent, compared to the prior year.

Enterprise Computing revenue consisted of the following:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
Industry Standard Servers[2]	$ 1,581	$ 1,272	$ 5,847	$ 4,604
Storage Products	1,586	1,354	5,240	5,066
Business Critical Servers[2]	944	805	3,226	3,225
Other	—	(5)	3	79
	$ 4,111	$ 3,426	$ 14,316	$ 12,974

Industry Standard Servers revenue grew 24 percent during the quarter as compared to the prior year. Revenue continued to benefit from strong sales of the Compaq ProLiant™ dense rack-optimized server line. Late in the quarter, an economic slowdown in North America coupled with reduced demand from dot.com companies resulted in lower IT spending. In addition, an easing of supply constraints, prevalent in the second and third quarter, contributed to a competitive pricing environment.

Storage Products revenue increased 17 percent during the quarter compared to the prior year. Enterprise storage, which consists of external storage, software and high-end tape, grew more than 50 percent, driven by solid growth in software and strong acceptance of Compaq's Enterprise Network Storage Architecture solutions. Storage capacity shipped was 23,000 terabytes, an increase of 73 percent compared to the fourth quarter of 1999.

Business Critical Servers revenue grew 17 percent during the quarter as compared to the prior year due to solid sales of Compaq Himalaya™ and AlphaServer™ systems. Revenue benefited from strong sales in the financial services and telecommunications markets. Business Critical Servers revenue was essentially unchanged for the full year 2000 due to product transition during the first half of the year.

Operating Income

Operating income in Enterprise Computing benefited from Compaq's strategy to drive profitable growth. Enterprise Computing operating income increased $283 million, or 64 percent, in the fourth quarter of 2000 as compared to the corresponding period in 1999. For the year ended December 31, 2000, operating income increased $939 million, or 78 percent, compared to 1999.

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[2] Compaq AlphaServer™ and ProLiant™ product revenue does not include attached and enterprise storage, which is captured in Storage Products.

Fourth quarter 2000 operating income was higher compared with the corresponding period in 1999 due to strong revenue growth and higher gross margins. Margins benefited from a mix shift toward the high-end and increased enterprise storage. Operating expense declined as a percentage of revenue in the Enterprise Computing segment due a continued focus on cost control and expense reduction.

Compaq Global Services

Compaq Global Services delivers worldwide infrastructure and solution design implementation, management, and support services through Professional and Customer Services. Revenue was as follows:

(In millions)	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2000	1999	2000	1999
Customer Services	$ 1,110	$ 1,151	$ 4,336	$ 4,356
Professional Services	699	749	2,657	2,806
	$ 1,809	$ 1,900	$ 6,993	$ 7,162

Revenue

Compaq Global Services revenue decreased $91 million, or 5 percent, compared with the fourth quarter of 1999. This segment represented 16 percent of consolidated revenue during the quarter. For the year ended December 31, 2000, Compaq Global Services revenue declined $169 million, or 2 percent, compared to the prior year. Adjusted for the effects of currency, revenue increased 5 percent and 3 percent, for the quarter and full year periods, respectively.

The overall decrease in Compaq Global Services revenue was in part due to a decline in Y2K-related services business. Adjusted for the effects of currency, Professional Services revenue increased 3 percent during the quarter, driven by growth in outsourcing and Microsoft Windows 2000 contracts. Compaq has narrowed its focus for Professional Services to target areas of opportunity that are consistent with its Internet strategy and continues to realign its workforce to support growth plans. Customer Services revenue grew 5 percent during the quarter adjusted for the effects of currency, in line with the market. Such growth was aided by strong attachment of services with product sales and continued penetration of business critical services.

Operating Income

Compaq Global Services operating income declined $34 million, or 12 percent, in the fourth quarter of 2000 as compared to the corresponding period in 1999. For the full year 2000, operating income decreased $204 million, or 18 percent.

Profitability in the Customer Services business remains strong. Professional Services operating results were lower for the quarter and year ended December 31, 2000 compared to the prior year periods primarily due to workforce rebalancing and continued reskilling. Given the substantial portion of international business within Compaq Global Services, currency declines significantly impacted operating income during the fourth quarter and full year 2000.

Commercial Personal Computing

Commercial Personal Computing delivers standards-based computing emphasizing Internet access through workstations, desktops, portables, monitors, Internet access devices and life-cycle management products.

Revenue

Commercial Personal Computing revenue increased $341 million, or 11 percent, compared with the fourth quarter of 1999 and represented 30 percent of consolidated revenue during the quarter. Revenue for the year increased $951 million, or 8 percent.

Revenue increased during the quarter primarily due to higher unit sales of portables and strong sales of Compaq *iPAQ™* products. Unit sales of desktops declined due to weaker demand in the North American market and a competitive pricing environment. Revenue growth for the year ended December 31, 2000 was primarily due to higher unit sales of portables and Internet products, offset in part by lower sales of desktops.

Operating Income

Commercial Personal Computing continued to execute Compaq's strategy of driving profitable growth. Operating income increased $192 million, from a loss of $79 million to income of $113 million compared to the fourth quarter of 1999. For the full year 2000, operating income increased $737 million, from a loss of $448 million to income of $289 million.

Operating results strengthened dramatically in this segment for the quarter and year ended December 31, 2000 due to continued improvement in the business model, including further integration of Compaq Direct's fulfillment capacity, and successful reduction of operating costs. Profitability also benefited from a favorable shift in product mix to higher margin portables and supply chain efficiencies. Operating expense continues to decline due to persistent focus on streamlining processes and increasing efficiencies.

Consumer

The Consumer segment targets home users with Internet-ready desktop PCs, portables, printers and related products, as well as Internet access and e-services.

Revenue

Consumer revenue increased $69 million, or 4 percent, in the fourth quarter of 2000 compared with the corresponding quarter in 1999 and accounted for 18 percent of consolidated revenue. For the full year 2000, revenue increased $1.6 billion, or 27 percent, compared to the prior year.

Revenue in the Consumer business increased slightly during the quarter due to continued strong international sales growth, partially offset by a weakening U.S. consumer PC market late in the fourth quarter. Global unit sales of desktops increased modestly while unit sales of portables declined. The Consumer segment continues to hold the number one worldwide consumer PC market share position (according to International Data Corporation).

The "beyond the box" business, which includes Internet access, Internet traffic, printers, software, financing and warranty upgrades, increased 71 percent during the quarter compared to the fourth quarter of 1999.

Operating Income

The Consumer segment reported an operating loss of $6 million for the fourth quarter of 2000, a decline of $75 million from the prior year period. For the full year 2000, operating income declined $92 million, or 35 percent.

The decline in operating income during the quarter resulted primarily from the downturn in the U.S. consumer PC market late in the fourth quarter. Operating expense increased as a percentage of revenue primarily due to lower than anticipated revenue for the quarter.

Corporate and Unallocated Shared Expenses

The results of the business segments exclude separately managed corporate and unallocated shared expenses, which are comprised primarily of general and administrative costs as well as other items not controlled by the business segments. Corporate and unallocated shared expenses increased from $281 million in the fourth quarter of 1999 to $410 million in the fourth quarter of 2000. Fourth quarter 2000 corporate and unallocated shared expenses included an $81 million charge, primarily for the write-down of receivables of Compaq Direct. Excluding this charge, these expenses increased $48 million. On a year to date basis, corporate and unallocated shared expenses decreased from $1.1 billion to $1.0 billion (excluding special items).

BALANCE SHEET INFORMATION

Compaq's cash and short-term investments balance was $2.6 billion at December 31, 2000, a decrease of $733 million from the prior year.

Cash flow from operating activities declined to $254 million for the quarter from $742 million in the fourth quarter of 1999, primarily due to a reduction in accounts payable. Account payable declined due to lower material purchases later in the fourth quarter resulting from weaker demand in the U.S. consumer market.

For the year ended December 31, 2000, cash flow provided by operating activities was $565 million, compared to $1.3 billion in the prior year. The decline was largely due to an increase in receivables. Receivables increased due to a change in regional sales mix as well as a shift to higher direct sales.

Major uses of cash during the year ended December 31, 2000 included the acquisition of key configuration assets from Inacom ($370 million), net capital expenditures ($1.1 billion), restructuring ($511 million), purchases of treasury stock ($673 million) and other working capital requirements.

Net trade accounts receivable was $6.7 billion at December 31, 2000, an increase of $1.1 billion from the prior year. As noted above, receivables increased due to a change in regional sales mix as well as a shift to higher direct sales.

Net inventory was $2.2 billion at December 31, 2000, an increase of $153 million over the prior year. The increase in this balance was primarily due to a higher sales base in the current period.

Days sales outstanding and inventory turn data was as follows:

	DECEMBER 31, 2000	SEPTEMBER 30, 2000	DECEMBER 31, 1999
Days sales outstanding	53	52	48
Inventory turns	16.3	14.0	16.1

At December 31, 2000, Compaq held $864 million of minority equity investments, a decrease of $5.8 billion compared to the prior year. The decrease in this balance was primarily due to declines in market value of certain investments.

Short-term borrowings were $711 million at December 31, 2000, an increase of $258 million compared to December 31, 1999.

On December 1, 2000, Compaq's Board of Directors authorized a new program for the repurchase of up to $1 billion of Compaq common shares. The systematic repurchase program initiated in 1998 has been suspended while this new program is in effect. Total shares repurchased under both programs were approximately 23 million and 32 million during the quarter and year ended December 31, 2000, for a cost of approximately $400 million and $672 million, respectively.

EMPLOYEES

Total regular employee headcount increased from approximately 67,700 at December 31, 1999 to approximately 70,100 at December 31, 2000. The increase resulted primarily from employee additions of approximately 2,500 related to the Inacom asset acquisition as well as selective hiring, partially offset by employee separations of approximately 6,000 due primarily to the 1998 and 1999 restructuring actions.

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This financial discussion contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The potential risks and uncertainties that could cause actual results to differ materially include: component shortages, delays in the implementation of changes in delivery models, increased competitive environment and pricing pressures, delays in product rollout schedules, uncertainty as to the acceptance of new form factors, changes in product and services, customer and geographic sales mix, competition for employees, the financial condition of resellers, delays in new systems implementation, operational efficiencies related to sales cycles, equity investment volatility, and emerging market political or economic instability. Further information on the factors that could affect Compaq's financial results is included in Compaq's Securities and Exchange Commission (SEC) filings, including the latest Quarterly Report on Form 10-Q and the Annual Report on Form 10-K, which will be filed shortly.